EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations: Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Media Relations: Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

ELAN INJUNCTION;  ROYALTY PHARMA ISSUES GROSSLY MISLEADING STATEMENT

ELAN TO PURSUE ROYALTY PHARMA'S MISREPRESENTATIONS AND LACK OF DISCLOSURE WITH RELEVANT AUTHORITIES

US DISTRICT COURT ISSUES TEMPORARY RESTRAINING ORDER

Dublin, Ireland – June 5, 2013– Elan Corporation, plc (NYSE: ELN) (Elan) announces that earlier today Royalty Pharma issued a grossly misleading statement regarding the outcome yesterday of Elan's Irish High Court proceedings. On June 3, 2013, the Court prohibited Royalty Pharma from disseminating a Proxy Statement which, Elan believes, breached the Irish Takeover Rules. Yesterday, Royalty Pharma confirmed in Court in Dublin that it would not further disseminate its proxy statement until the Irish Takeover Panel determined whether it complied with Irish Takeover Rules. In the light of Royalty Pharma's assurances, Elan did not need to seek the continuance of its injunction.

Elan issued the injunction in aid of the Panel, to prevent Royalty Pharma from distributing the proxy statement until the Panel had considered the document. Royalty Pharma had attempted to disseminate the document over an Irish holiday weekend. Royalty Pharma cannot now do so pending the Panel's decision.

Royalty Pharma’s deliberate misrepresentation of these events is yet another willful attempt to mislead Elan shareholders and will be raised by Elan with the Irish High Court and the Panel.

In addition, on June 3, 2013, Elan filed a complaint in the United States District Court for the Southern District of New York seeking an injunction and corrective disclosure to remedy material misstatements and omissions in Royalty Pharma’s tender offer documents.  On that same day, the United States District Court issued a temporary restraining order blocking Royalty Pharma and related parties from consummating or closing the tender offer until June 11, 2013.  A hearing is scheduled for June 11, 2013, at which time the Court will hear argument on Elan’s request for a preliminary injunction and an order directing Royalty Pharma to make a full and complete disclosure regarding its tender offer.

On May 20, 2013, Royalty Pharma announced that it would revise its offer, and disclosed that it would reduce its minimum acceptance condition from 90% of Elan’s outstanding shares to a bare majority of Elan’s outstanding shares—50% plus one share. Thus, while ostensibly seeking all outstanding shares, Royalty Pharma allowed itself to accept a considerably lower number of shares—a bare majority of Elan’s outstanding shares - creating the real possibility that a large number of Elan shareholders holding just under 50% of Elan’s outstanding shares, would be left as minority shareholders in an Elan controlled by Royalty Pharma.

Elan believes that, because of the deficiencies in Royalty Pharma’s tender offer documents, including the near complete lack of disclosure regarding its plans with respect to Elan, its management and assets, Elan’s shareholders are faced with and potentially coerced into an unacceptable choice of tendering their shares or facing the unknown consequences of remaining shareholders in a company controlled by Royalty Pharma:

•	which operates through a complex web of domestic and offshore limited partnerships;

•	which has an opaque capital structure that has the effect of concealing Royalty Pharma’s financial backers and investors and the identities of those that actually own and control Royalty Pharma;

•	which has failed to disclose any business plan or any information concerning who Royalty Pharma will select to direct and manage Elan;

•
which will, upon completion of its tender offer, have the power to strip Elan of assets and burden it with debt in order to fund extraordinary dividends to permit Royalty Pharma to pay off the substantial acquisition debt it will incur to finance its tender offer; and

•	which may force Elan into delisting and deregistration through an undisclosed strategy to go private.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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